UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

MVC CAPITAL, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

553829102

(CUSIP Number)

Michael T. Tokarz, Chairman
MVC Capital, Inc.
287 Bowman Avenue, 2nd Floor
Purchase, New York 10577
914-701-0310

With a Copy to:

George Silfen
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9522
(212)-715-8422 (fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2018

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553829102	13D	Page 2 of 5

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Michael T. Tokarz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
984,931.56

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
984,931.56

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
984,931.56

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 553829102	13D	Page 3 of 5

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”) of MVC Capital, Inc., a Delaware corporation (the “Issuer”). The Issuer maintains its principal executive office at 287 Bowman Avenue, 2nd Floor, Purchase, NY 10577.

Item 2.	Identity and Background.

a)	Michael T. Tokarz (the “Reporting Person”).

b)	The business address of the Reporting Person is 287 Bowman Avenue, 2nd Floor, Purchase, New York 10577.

c)
The Reporting Person is the Chairman, Portfolio Manager and a Director of the Issuer and is also the Manager of The Tokarz Group Advisers, LLC (“TTGA”), a Delaware limited liability company and an SEC-registered investment adviser.  TTGA provides investment advisory services to the Issuer and to private investment vehicles. The business address of TTGA is 287 Bowman Avenue, 2nd Floor, Purchase, New York 10577.

d)	The Reporting Person has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)
The Reporting Person has not, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares reported in this Schedule 13D as beneficially owned by the Reporting Person were acquired with funds of approximately $11,182,961.19 (including brokerage commissions). All such funds were provided from the personal funds of the Reporting Person who beneficially owns such securities.

Item 4.	Purpose of the Transaction

The Reporting Person serves as the Chairman, Portfolio Manager and a Director of the Issuer. The acquisition of the Common Stock is solely for investment purposes.

As a director and portfolio manager of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Except as indicated in this Schedule 13D, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 553829102	13D	Page 4 of 5

Item 5.	Interest in Securities of the Issuer.

a)
The aggregate number and percentage of shares of Common Stock reported to be beneficially owned by the Reporting Person in this Schedule 13D is 984,931.56 shares of Common Stock, constituting approximately 5.6% of the shares of Common Stock outstanding as of January 14, 2019.

b)	The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of all of the shares of Common Stock reported on this Schedule 13D.

c)	No transactions in the Common Stock of the Issuer were effected by the Reporting Person during the past sixty days.

d)	Not applicable.

e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 553829102	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

MICHAEL T. TOKARZ

Dated: February 22, 2019	/s/ Michael T. Tokarz